EXHIBIT (b)(5)

NORTHERN INSTITUTIONAL FUNDS

(a Delaware statutory trust)

By-Law Amendment No. 4

Adopted February 14, 2008

Article IV

Officers

Section 2. Term of Office and Qualification. A Trustee shall retire and cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-two years except that (i) a Trustee who also serves as an audit committee financial expert for the Trust shall cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-three years; and (ii) a Trustee who becomes a Trustee at age 68 years or older shall cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-five years.